UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

FIRST NATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.25 PER SHARE
(Title of Class of Securities)

32106V107
(CUSIP Number)

M. SHANE BELL FIRST NATIONAL CORPORATION 112 WEST KING STREET STRASBURG, VIRGINIA 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP 32106V107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Wilkins, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 308,413
	8.	SHARED VOTING POWER 107,299
	9.	SOLE DISPOSITIVE POWER 308,413
	10.	SHARED DISPOSITIVE POWER 107,299
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,712
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6
14.	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 4

TO

SCHEDULE 13D

FOR

JAMES R. WILKINS, III

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of First National Corporation, 112 West King Street, Strasburg, Virginia 22657 (the “Issuer”).

Item 2.	Identity and Background

(A)	James R. Wilkins, III

(B)	1016 Lake St. Clair Drive, Winchester, Virginia 22603.

(C)

Mr. Wilkins is President of Silver Lake Properties, Inc. and General Partner of Wilkins Investments, LP and Wilkins Enterprises, LP, all of which are real estate development and management companies with offices located at 13 South Loudoun Street, Winchester, Virginia 22601. He is also a director of the Issuer.

(D)	During the last five years, Mr. Wilkins has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Wilkins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Wilkins is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds and Other Consideration

James R. Wilkins, III beneficially owns shares of Common Stock directly and through certain entities controlled by him. The source and amount of funds or other consideration used by Mr. Wilkins, III in acquiring beneficial ownership of shares of Common Stock are as follows:

In May 2001, Mr. Wilkins became a director of the Issuer.  From May 2020 to May 2023, Mr. Wilkins purchased 7,130 shares of Common Stock on the open market for approximately $99,031 with personal funds. From August 2020 to August 2022, Mr. Wilkins received 1,850 shares of Common Stock from the Issuer in the form of stock awards. Accordingly, Mr. Wilkins now directly owns 277,477 shares of Common Stock of the Issuer.

From August 2020 to September 2020, Wilkins Investments, LP (of which Mr. Wilkins is a general partner) purchased 5,200 shares of Common Stock on the open market for approximately $71,591 with the partnership’s available cash. Accordingly, Wilkins Investments, LP (and thus Mr. Wilkins) now beneficially owns 105,668 shares of Common Stock.

In September 2022, Mr. Wilkins’ spouse purchased 1,000 shares of Common Stock on the open market for approximately $15,670 with the company’s available cash. Accordingly, Mr. Wilkins now beneficially owns an additional 1,631 shares of Common Stock.

From September 2022 to May 2023, GSW Holdings, LLC purchased 3,000 shares of Common Stock on the open market for approximately $45,067 with the company’s available cash. Accordingly, GSW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 9,662 shares of Common Stock.

From September 2022 to May 2023, LTW Holdings, LLC purchased 1,102 shares of Common Stock on the open market for approximately $16,201 with the company’s available cash. Accordingly, LTW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 7,369 shares of Common Stock.

In May 2023, IBW Holdings, LLC purchased 20 shares of Common Stock on the open market for approximately $293 with the company’s available cash. Accordingly, IBW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 5,820 shares of Common Stock.

In May 2023, JRWIV Holdings, LLC purchased 961 shares of Common Stock on the open market for approximately $14,079 with the company’s available cash. Accordingly, JRWIV Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 8,085 shares of Common Stock.

Item 4.	Purpose of Transaction

James R. Wilkins, III has acquired shares of Common Stock, directly and indirectly, for investment purposes, and he may continue to do so in the future for such purposes.

There are no plans or proposals that Mr. Wilkins may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Wilkins are 415,712 shares and 6.6%, respectively.

(B)

Mr. Wilkins owns directly 277,477 shares and is the sole manager of GSW Holdings, LLC, LTW Holdings, LLC, IBW Holdings, LLC and JRWIV Holdings, LLC, entities that hold 30,936 shares, thus Mr. Wilkins has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 308,413 shares identified pursuant to Item 5(A). Mr. Wilkins is a general partner of Wilkins Investments, LP, an entity that holds 105,668 shares, and his spouse holds 1,631 shares, thus Mr. Wilkins has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 107,299 shares identified pursuant to Item 5(A).

Wilkins Investments, LP’s address is 13 South Loudoun Street, Winchester, Virginia 22601. During the last five years, Wilkins Investments, LP has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Wilkins Investments, LP is organized under the laws of Virginia.

Mr. Wilkins’s spouse is a citizen of the U.S.A., and her address is 1016 Lake St. Clair Drive, Winchester, Virginia 22603. During the last five years, she has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(C)	The following table discloses the transactions in Common Stock during the past 60 days by Mr. Wilkins:

Date	Type of Transaction	Number of Shares	Price Per Share
5/8/23	Purchase in open market	359	$15.00
	(By Reporting Person)
5/9/23	Purchase in open market	1,200	$14.01
	(By Reporting Person)
5/22/23	Purchase in open market	961	$14.65
	(By JRWIV Holdings, LLC)
5/22/23	Purchase in open market	1,000	$14.65
	(By GSW Holdings, LLC)
5/22/23	Purchase in open market	20	$14.65
	(By IBW Holdings, LLC)
5/22/23	Purchase in open market	1,000	$14.65
	(By LTW Holdings, LLC)

(D)

Mr. Wilkins is a general partner in Wilkins Investments, LP (with James R. Wilkins, Jr.), which holds shares of Common Stock. He, therefore, shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Mr. Wilkins is a member in GSW Holdings, LLC (with his daughter), LTW Holdings, LLC (with his daughter), IBW Holdings, LLC (with his daughter) and JRWIV Holdings, LLC (with his son), each of which holds shares of Common Stock. Mr. Wilkins, therefore, shares the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James R. Wilkins, III is a director of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2023

/s/ James R. Wilkins, III

James R. Wilkins, III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).